SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.                      General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

[X]     Merger

[   ]     Liquidation

[   ]     Abandonment of Registration
(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[   ]     Election of status as a Business Development Company
(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

2.	Name of fund: Tax-Free Fund of Colorado

3.	Securities and Exchange Commission File No: 811-05047

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]        Initial Application                               [   ]        Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

120 West 45th Street, Suite 3600, New York, New York 10036

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jeremy B. Kantrowitz
Bingham McCutchen LLP
One Federal Street
Boston, MA 02110
(617) 951-8458

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act {17 CFR 270.31a-1, .31a-2}:

The following entities are responsible for maintaining and preserving fund records:

(1)	Aquila Investment Management LLC
120 West 45th Street, Suite 3600
New York, New York 10036
(212) 697-6666
Attention: Diana P. Herrmann, President and CEO
(Manager and Administrator - Responsible for maintaining records with respect to charter, by-laws, agreements, minute books, and records required to be maintained pursuant to Rule 38a-1 and other records maintained by or at the Manager or Administrator required to be maintained under the Investment Advisers Act of 1940)

(2)	Davidson Fixed Income Management, Inc., doing business as Kirkpatrick Pettis Capital Management
1600 Broadway
Denver, CO  80202
Attention: Mr. Christopher Johns
(800) 617-2501
(Sub-Adviser - Responsible for maintaining records with respect to purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940)

(3)	Aquila Distributors, Inc.
120 West 45th Street, Suite 3600
New York, New York 10036
(212) 697-6666
Attention: Marie Aro and Paul O’Brien, Co-Presidents
(Distributor - Responsible for maintaining distribution and other records, including records required to be maintained in accordance with the Securities Exchange Act of 1934)

(4)	BNY Mellon
760 Moore Rd.
King of Prussia, PA 19406
(610) 382-7642
(Transfer and Shareholder Servicing Agent - Responsible for maintaining share transaction and other shareholder records, including records required to be maintained in accordance with the Securities Exchange Act of 1934)

(5)	JPMorgan Chase Bank, N.A.
14201 N. Dallas Parkway
Dallas, Texas  75254
(800) 480-4111
(Custodian - Responsible for maintaining records with respect to securities positions, purchases and sales of securities and other investments, ledgers, orders, confirmations and other records maintained by or at the Custodian)

(6)	SEI Investments Global Funds Services
One Freedom Valley Drive, Oaks, Pennsylvania 19456
(610) 676-3185
(Fund Accounting Agent- Responsible for maintaining records with respect to ledgers, accounts and other records maintained by or at the Fund Accounting Agent)

NOTE: Once deregistered a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]           Management company;

[   ]           Unit investment trust; or

[   ]           Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]        Open-end                      [   ]       Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

(1)           Aquila Investment Management LLC
120 West 45th Street, Suite 3600
New York, New York 10036

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

(1)           Aquila Distributors, Inc.
120 West 45th Street, Suite 3600
New York, New York 10036

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable.

(a)     Depositor’s name(s) and address(es):

(b)     Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[   ]  Yes                            [X]  No

If Yes, for each UIT state:

   Name(s):

   File No.: 811-_____

   Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes                         [   ]  No

If Yes, state the date on which the board vote took place:  March  2, 2013.

If No, explain:

(b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]   Yes                         [   ]   No

If Yes, state the date on which the shareholder vote took place:  September 17, 2013.

If No, explain:

II.           Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]   Yes                         [   ]   No

(a) If Yes, list the date(s) on which the fund made those distributions:  October 11, 2013.

(b) Were the distributions made on the basis of net assets?

[X]   Yes                         [   ]   No

(c)  Were the distributions made pro rata based on share ownership?

[X]   Yes                         [   ]   No

(d)  If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)  Liquidations only:

Were any distributions to shareholders made in kind?

[   ]  Yes                         [X]  No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not Applicable.

Has the fund issued senior securities?

[   ]  Yes                         [   ]  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X]  Yes                         [   ]  No

If No,

(a)  How many shareholders does the fund have as of the date this form is filed?

(b)  Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[   ]  Yes                         [X]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.           Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[   ]  Yes                         [X]  No

If Yes,

(a)  Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)  Why has the fund retained the remaining assets?

(c)  Will the remaining assets be invested in securities?

[   ]  Yes                         [   ]  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[   ]  Yes                         [X]  No

If Yes,

(a)  Describe the type and amount of each debt or other liability:

(b)  How does the fund intend to pay these outstanding debts or other liabilities?

IV.           Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $95,107

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):
Proxy/Prospectus Printing and Mailing Expenses:  $18,750
Proxy Solicitation and Attestation Expenses:  $14,446

(iv)	Total expenses (sum of lines (i) – (iii) above): $128,303

(b)	How were those expenses allocated?

The Fund paid its allocated share of the costs of printing the Proxy Statement/Prospectus, the proxy solicitation, mailing and attestation costs attributable to the Reorganization.  Each of the Fund and Aquila Tax-Free Fund of Colorado, the acquiring fund in the Reorganization, paid its allocated share of the costs of preparing the proxy statement and other costs attributable to the Reorganization (excluding proxy solicitation, mailing and attestation costs).

(c)	Who paid the expenses?
The Fund paid $80,750 in expenses incurred.
Aquila Tax-Free Fund of Colorado, the acquiring fund in the Reorganization, paid $47,553 in expenses incurred.
(d)	How did the fund pay for unamortized expenses (if any)? Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[   ]  Yes                                   [X]  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.           Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[    ]  Yes                                   [X]  No

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[   ]  Yes                                   [X]  No

If Yes, describe the nature and extent of those activities:

VI.           Mergers Only – Not Applicable.

26.	(a)	State the name of the fund surviving the Merger: Aquila Tax-Free Fund of Colorado, a series of Aquila Municipal Trust

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-04503

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Agreement and Plan of Reorganization was attached as Appendix A to the definitive Proxy Statement/Prospectus on Form N-14, which was filed under Form Type 497 (Securities Act File No. 333-188056) on June 24, 2013 (Accession No. 0000707800-13-000079).

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the 1940 Act on behalf of Tax-Free Fund of Colorado (the “Fund”), (ii) he is the Executive Vice President and Secretary of the Fund, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

  By: /s/ Charles E. Childs, III
         Charles E. Childs, III
 Executive Vice President and Secretary,
 Tax-Free Fund of Colorado